

Mail Stop 3561

October 27, 2015

Marvin Woods
President
AI Document Services, Inc.
1100 Peachtree Street, Suite 200
Atlanta, GA 30309

> **Re:**   **AI Document Services, Inc.**
> **Amendment No. 1 to Form 8-K**
> **Response Dated October 13, 2015**
> **File No. 000-55311**

Dear Mr. Woods:

We have reviewed your October 13, 2015 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2015 letter.

General

1. We note your response to our prior comment 1 and we reissue the comment. Based on your filing history, it appears that you were a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934 immediately before the transaction with Diaspora Foods International, LLC and Asante Restaurant LLC. Please amend your Form 8-K to include the information that would be required if the company were filing a general form for registration of securities on Form 10 under the Securities Exchange Act of 1934. Otherwise, please explain why you believe you had more than nominal operations or nominal assets immediately prior to the transaction. Refer to Item 2.01(f) of Form 8-K and Exchange Act Rule 12b-2.

   Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.


Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure


cc: Jody M. Walker
   J.M. Walker & Associates